CUSIP No. 032803108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ancestry.com Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032803108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]           Rule 13d-1(b)

[ x ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 032803108

1.	Names of Reporting Persons.*

Crosslink Capital, Inc.

*See Item 4 for shares of the issuer's common stock beneficially owned by other reporting persons.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,746,315
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,746,315

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,746,315

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11.	Percent of Class Represented by Amount in Row (9)	3.9%

12.	Type of Reporting Person (See Instructions)	CO, IA

CUSIP No. 032803108

Item 1.

(a)	Name of Issuer
Ancestry.com Inc.

(b)	Address of Issuer's Principal Executive Offices
360 West 4800 North, Provo, UT 84604

Item 2.

(a)	The name of the person filing this statement is:
Crosslink Capital, Inc. ("Crosslink")

(b)	The principal business office of Crosslink is located at:
Two Embarcadero Center, Suite 2200, San Francisco, CA 94111

(c)	Crosslink was organized in Delaware.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 032803108

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Crosslink).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Michael Stark).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The Stock reported as beneficially owned by Crosslink on its cover page includes the shares of Stock also beneficially owned by the Crosslink affiliates listed below.  Crosslink is filing this Schedule 13G on behalf of itself and all such affiliates.

1.	Crosslink Omega IV Holdings, L.L.C., a Delaware limited liability company ("Omega IV Holdings")
(a)           Amount of stock beneficially owned:  811,340
(b)           Percent of class:  1.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  811,340
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  811,340

2.	Crossover Fund IV Management, L.L.C., a Delaware limited liability company ("Fund IV Management")
(a)           Amount of stock beneficially owned:  455,000
(b)           Percent of class:  1.0
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  455,000
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  455,000

3.	Crossover Fund V Management, LLC, a Delaware limited liability company ("Fund V Management")
(a)           Amount of stock beneficially owned:  336,750
(b)           Percent of class:  0.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  336,750
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  336,750

4.           Crosslink Verwaltungs GmbH ("Verwaltungs")
(a)           Amount of stock beneficially owned:  24,225
(b)           Percent of class:  0.1
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  24,225
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  24,225

5.           Delta Growth Management, LLC, a Delaware corporation ("Delta Growth")
(a)           Amount of stock beneficially owned:  119,000
(b)           Percent of class:  0.3
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  119,000
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  119,000

6.           Michael J. Stark, a U.S. citizen
(a)           Amount of stock beneficially owned:  1,746,315
(b)           Percent of class:  3.9
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  1,746,315
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  1,746,315

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Crosslink is an SEC-registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No client separately holds more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Crosslink is the investment adviser to investment funds of which Omega IV Holdings, Fund IV Management, Fund V Management, Verwaltungs or Delta Growth is the general partner, manager or holder of Class B Units.  Mr. Stark is the control person of Omega IV Holdings, Fund IV Management, Fund V Management, Verwaltungs and Delta Growth.  All such persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  In addition, each of them disclaims beneficial ownership of the securities reported on this Schedule 13G except to the extent of that person's pecuniary interest therein.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 032803108

Item 10.	Certification.

Certification of Crosslink and Mr. Stark:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Omega IV Holdings, Fund IV Management, Verwaltungs and Delta Growth:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: Joint filing agreement, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, Crosslink certifies on behalf of itself and all of the persons and entities named in Item 4 of this Schedule 13G that the information set forth in this statement is true, complete and correct.

Dated:              February 14, 2011

Crosslink Capital, Inc. By: Jerome S. Contro, Chief Operating Officer